MindWalk Reports Record Growth and Announces Strategic Progress on Its AI Asset Pipeline

VICTORIA, British Columbia – December 15, 2025 – MindWalk (NASDAQ: HYFT), a BioNative AI biotherapeutic research and technology company combining in silico and wet lab operations for biologics discovery and development, today announced financial results for the second quarter of fiscal 2026 and provided updates on its AI driven asset pipeline and strategic initiatives. MindWalk operates a proprietary BioNative AI platform built on patented HYFT® patterns—evolution shaped subsequence codes that link sequence, structure and function. These patterns underpin LensAI™, a software platform that harmonizes and analyzes diverse biological data to deliver actionable insights.

Financial Highlights (Quarter Ended October 31, 2025)

•
Revenue: $4.1 million, up 54% year-over-year and 30% sequentially, driven by improved project revenue and better utilization across both project-based and platform-related revenue streams.
•
Gross margin: 65%, up from 51% in the prior year quarter. Gross profit increased significantly, by 94% year-over-year to $2.7 million, as fixed cost leverage and higher margin projects improved profitability.
•
Operating loss, excluding amortization and nonrecurring items, improved notably to $2.8 million from $4.1 million a year ago.
•
Adjusted EBITDA: Loss improved to $2.4 million, versus $2.6 million in the prior year period.
•
Liquidity: Cash and cash equivalents of $16.5 million at quarter end (including proceeds from the sale of the Company’s former Netherlands operations), providing flexibility to invest in platform expansion and inhouse pipeline programs.

Strategic and Operational Highlights

Major portfolio progress

•
GLP1 & longevity program – MindWalk advanced its AI designed GLP1 receptor agonist program, achieving receptor activation above semaglutide in in vitro assays. The Company also identified a companion pathway linked to aging biology and is developing a dual pathway regimen aimed at metabolic control and longevity.
•
Universal dengue vaccine initiative – Using its LensAI platform, which leverages HYFT patterns to analyze multi‑omic data, MindWalk pinpointed a highly conserved, discontinuous epitope shared across all four dengue virus serotypes. Preclinical planning is under way with completion anticipated early next quarter, and a collaborator has been selected to advance this program.

Rebranding and leadership expansion
The Company completed its corporate rebranding to MindWalk and consolidated its operating units under the HYFT Nasdaq ticker. During the quarter MindWalk welcomed Scott Areglado as Chief Financial Officer and Dr. Thomas Lynch as Chief Business Officer.

Strategic divestiture
MindWalk closed the sale of its Netherlands operations, generating net proceeds of $14.3 million. The divestiture allows the Company to allocate resources toward its BioNative AI initiatives and high value wet lab programs aligned with LensAI.

New structure for AI asset pipeline
MindWalk has initiated the formation of a corporation in the Cayman Islands with Walkers law firm to house segregated portfolios for each AI driven program. Under this structure, assets and liabilities for each program will be ringfenced, allowing investors to participate directly in individual portfolios rather than through the public company. Management has received strong expressions of interest from prospective investors and will provide further details as the structure is finalized.

Upcoming strategic update
MindWalk plans to issue a press release through national media channels on the first day of the J.P. Morgan Healthcare Conference, January 12th. This update will include new information on the AI asset pipeline and the Company’s capital and partnering strategy.

Comments from Management

“Our second quarter delivered both strong financial performance and meaningful scientific progress. Revenue grew 54% year over year, and gross profit nearly doubled—up an impressive 94% to $2.7 million—while margins expanded significantly as we continued to build momentum across our core programs,” commented Dr. Jennifer Bath, CEO of MindWalk. “We advanced our GLP1 receptor agonists and identified a companion longevity pathway, while our research uncovered a conserved dengue epitope that could underpin a universal vaccine. Equally important, we took deliberate steps to align our corporate structure with this vision, including the divestiture of noncore operations, key leadership appointments, and the initiation of a Cayman based structure to house and finance our AI asset portfolios. These achievements reflect disciplined planning and purposeful execution. We look forward to sharing additional insights on our pipeline and strategic partnerships in mid-January, ahead of the J.P. Morgan Healthcare Conference.”

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Monday, December 15, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

***Participant Dial-In Details***

Joining by Phone
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Participants call one of the allocated dial-in numbers and advise the Operator of either the Conference ID 3224490 or Conference Name. Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

***Webcast Details***

Webcast Attendee URL
https://events.q4inc.com/attendee/410261259

Anyone listening to the call is encouraged to read the Company's periodic reports available on the Company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silicovaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor
Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com

Source: MindWalk Holdings Corp.

The reconciliation of Net Loss to Adjusted EBITDA is presented in the table below:

	Three months ended October 31,
(in thousands)	2025 $	2024 $
Net loss	(3,195)	(2,553)
Income taxes	25	(731)
Amortization and depreciation	209	694
Accretion	—	3
Foreign exchange realized gain (loss)	(101)	(20)
Interest expense	57	93
Interest and other income (expense)	(35)	117
Loss on disposal of Europe B.V.	458	—
Unrealized foreign exchange gain (loss)	8	104
Share-based expense	152	170
Adjusted EBITDA	(2,422)	(2,123)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements include, among others, statements regarding the Company’s financial performance and outlook; revenue growth, margins and profitability trends; liquidity and capital resources; the expected use of proceeds from strategic divestitures; the advancement, timing and potential of the Company’s AI-driven asset pipeline, including its GLP-1, longevity and vaccine programs; anticipated preclinical milestones; the formation and implementation of the Company’s proposed Cayman Islands portfolio structure; expected investor participation and partnering activities; leadership integration; and the timing and content of future strategic updates and announcements, including those planned in connection with the J.P. Morgan Healthcare Conference. Words such as “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “targets,” “seeks,” “may,” “will,” “could,” “potential,” “continue,” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on current expectations and assumptions as of the date of this release and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: the Company’s ability to sustain revenue growth and margin expansion; variability in customer demand and project timing; execution risks associated with AI-driven discovery and wet-lab validation; scientific, technical and regulatory uncertainties inherent in drug discovery and vaccine development; the timing, cost and success of preclinical activities; the ability to establish and operate the proposed Cayman Islands portfolio structure as intended; market conditions affecting investor interest, capital availability and partnering opportunities; foreign exchange fluctuations; changes in laws, regulations, listing requirements or their interpretation; and other risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulators, including the Company’s Annual Report on Form 20-F for the year ended April 30, 2025 and subsequent filings.

Forward-looking statements speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	2025 $	2024 $	2025 $	2024 $
REVENUE	4,124	2,679	7,285	5,152
COST OF SALES	1,462	1,310	3,096	2,773
GROSS PROFIT	2,662	1,369	4,189	2,379
EXPENSES
Research and development	1,225	1,006	2,274	2,494
Sales and marketing	1,138	1,056	2,481	1,595
General and administrative	3,074	2,854	6,369	6,208
Amortization of intangible assets	—	507	—	1,010
	5,437	5,423	11,124	11,307
Loss before other income (expenses) and income taxes	(2,775)	(4,054)	(6,935)	(8,928)
OTHER INCOME (EXPENSES)
Accretion	—	(3)	—	(3)
Grant income	12	—	19	138
Interest and other income (expense)	35	(117)	40	(119)
Loss on disposal of Europe B.V.	(458)	—	(458)	—
Unrealized foreign exchange loss	(8)	(104)	(39)	(244)
	(419)	(224)	(438)	(228)
Loss before income taxes	(3,194)	(4,278)	(7,373)	(9,156)
Income taxes	(25)	731	66	1,397
NET LOSS FROM CONTINUING OPERATIONS	(3,219)	(3,547)	(7,307)	(7,759)
NET INCOME FROM DISCONTINUED OPERATIONS	24	994	1,153	1,207
NET LOSS FOR THE PERIOD	(3,195)	(2,553)	(6,154)	(6,552)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations	71	170	141	689
COMPREHENSIVE LOSS FOR THE PERIOD	(3,124)	(2,383)	(6,013)	(5,863)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED	(0.07)	(0.13)	(0.16)	(0.28)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED	0.00	0.04	0.02	0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	46,156,821	28,132,055	46,155,462	27,630,402

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	October 31, 2025 $	April 30, 2025 $
ASSETS
Current assets
Cash	16,508	10,665
Amounts receivable, net	3,118	4,115
Tax receivable	152	143
Inventory	531	2,095
Unbilled revenue	925	548
Prepaid expenses	504	1,188
	21,738	18,754
Restricted cash	128	126
Deposit on equipment	26	502
Property and equipment	4,210	15,762
Intangible assets	—	1,067
Goodwill	—	8,230
Total assets	26,102	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,432	5,283
Deferred revenue	913	1,090
Income taxes payable	425	475
Leases	421	1,850
Deferred acquisition payments	—	314
	5,191	9,012
Leases	3,206	11,553
Deferred income tax liability	—	250
Total liabilities	8,397	20,815
SHAREHOLDERS' EQUITY
Share capital	136,242	136,371
Contributed surplus	13,040	12,833
Accumulated other comprehensive loss	3,357	3,216
Accumulated deficit	(134,934)	(128,794)
	17,705	23,626
Total liabilities and shareholders’ equity	26,102	44,441

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(in thousands)	2025 $	2024 $
Operating activities:
Net loss for the period	(6,154)	(6,552)
Items not affecting cash:
Amortization and depreciation	1,149	2,810
Deferred income taxes	12	(975)
Accretion	—	5
Foreign exchange	(49)	(16)
Gain on investment	—	266
Loss on sale of Europe B.V.	458	—
Share-based expense	207	322
	(4,377)	(4,140)
Changes in non-cash working capital related to operations:
Amounts receivable	(1,877)	(259)
Inventory	(91)	172
Unbilled revenue	(1,009)	(639)
Prepaid expenses	(143)	(220)
Accounts payable and accrued liabilities	(796)	1,019
Sales and income taxes payable and receivable	782	(352)
Deferred revenue	428	352
Net cash used in operating activities	(7,083)	(4,067)
Investing activities:
Purchases of property and equipment	(356)	(328)
Deferred acquisition payments	(312)	—
Net cash used in investing activities	(668)	(328)
Financing activities:
Proceeds on share issuance, net of transaction costs	(125)	1,507
Repayment of leases	(424)	(801)
Proceeds on debenture issuance, net of transaction costs	—	4,059
Proceeds on sale of Europe B.V.	14,255	—
Net cash provided by financing activities	13,706	4,765
Increase in cash during the period	5,955	370
Foreign exchange	(110)	(294)
Cash – beginning of the period	10,791	3,545
Cash – end of the period	16,636	3,621
Cash is comprised of:
Cash	16,508	3,534
Restricted cash	128	87
	16,636	3,621
Cash paid for interest	—	—
Cash paid for income tax	—	—
Cash from discontinued operations:
Net cash used in operating activities	777	1,587
Net cash used in investing activities	(100)	(253)
Net cash used in financing activities	(359)	(638)

Source: MindWalk Holdings Corp.